UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	033-79220

California Petroleum Transport Corporation
(Exact name of registrant as specified in its charter)

114 West 47th Street, Suite 2310, New York, New York 10036 Tel. No. (212) 302-5151
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8.52% First Preferred Mortgage Notes Due 2015
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)	❒
	Rule 12g-4(a)(2)	❒
	Rule 12h-3(b)(1)(i)	☑
	Rule 12h-3(b)(1)(ii)	❒
	Rule 15d-6	❒
	Rule 15d-22(b)	❒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, California Petroleum Transport Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 9, 2014	By:	/s/ Damian A. Perez
			Name:	Damian A. Perez
			Title:	President

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.